IDT CORPORATION

520 BROAD STREET

NEWARK, NEW JERSEY 07102

March 28, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:   Larry M. Spirgel
            Assistant Director

Re:	IDT Corporation
Form 10-K for the fiscal year ended July 31, 2012
Filed October 15, 2012 File No. 001-16371

Dear Mr. Spirgel:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter, dated March 12, 2013, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended July 31, 2012, filed on October 15, 2012.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

United States Securities and Exchange Commission
Attn:       Larry M. Spirgel
Assistant Director
March 28, 2013

Form 10-K for the Fiscal Year Ended July 31, 2012

Consolidated Balance Sheets, page F-3

1.           We note that accrued expenses are significant to your balance sheet. As such, in future filings please provide footnote detailing this balance, including discussion of significant accruals not discussed elsewhere in your filing.

Response: We will provide a footnote detailing the accrued expense balance in our future Form 10-K filings, similar to the following disclosure, including a discussion of significant accruals not discussed elsewhere in our filing.

IDT Accrued Expenses Detail (in thousands)
As of July 31, 2012

Carrier minutes termination	$51,255
Carrier network connectivity, toll free, 800 services	12,559
Regulatory fees and taxes	30,209
Legal settlements	29,214
Compensation costs	15,254
Legal and professional fees	5,732
Other	17,043
$161,266

Consolidated Statements of Income, page F-4

2.           We note that you present a gross profit measure that excludes depreciation and amortization expense.   If your cost of revenues exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11B (ASC 225-10-S99-8).  In future filings, please revise your presentation to reclassify the applicable depreciation to “cost of revenues” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of revenues.”  Also, revise related disclosures in the MD&A and the quarterly results accordingly.

Response: We will remove the caption “gross profit” from the Statement of Operations and we will revise the related disclosures in the MD&A and the quarterly results in our future filings to omit a discussion of gross profits. We plan to continue to discuss gross margin as we believe it to be a key management measurement metric used to analyze and monitor our performance.

Regarding the Staff’s comment that we “indicate the amount of applicable depreciation that is excluded from “‘cost of revenues,” we do not believe it is necessary to quantify and disclose the amount of depreciation that has been excluded from “cost of revenues,” if the gross profit line is not presented. SAB Topic 11.B (ASC 225-10-S99-8) states as follows: “If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation shown separately below).””

This topic only requires disclosure of the fact that depreciation and amortization are excluded from cost of sales.  Therefore, we do not believe that quantification and disclosure of the amount of depreciation that has been excluded from cost of sales are required.  In addition, we do not track the allocation of our depreciation and amortization by cost category, including in our Telecom Platform Services division (representing 98.8% of our revenue for the six months ended January 31, 2013). Further, for the six months ended January 31, 2013, depreciation and amortization represented less than 1% of our total costs and operating expenses. Therefore, we believe that, even if we were to implement a process to track and allocate depreciation and amortization costs by cost category, it would not add information that is material to the readers of our financial statements.

United States Securities and Exchange Commission
Attn:       Larry M. Spirgel
Assistant Director
March 28, 2013

We also acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your assistance in this matter.  Please feel free to contact me at (973) 438-3660 if you have any questions regarding this matter.

Respectfully submitted, IDT Corporation By: /s/ Marcelo Fischer Marcelo Fischer Senior Vice President of Finance